SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

Results of Operations and Financial Condition

On May 6, 2026, InMode Ltd. (the “Company”) announced its first quarter 2026 financial results. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Departure of Chairman; Resignation of Chief Financial Officer

Effective on May 5, 2026, Dr. Michael Anghel resigned from the Company’s Board of Directors (the “Board”). Dr. Anghel’s decision to resign did not result from any disagreement with the Company, its management or the Board on any matter relating to the Company’s operations, policies or practices. Dr. Anghel expressed his appreciation for his fellow directors, management and the Company and conveyed his best wishes for their continued success.

Dr. Hadar Ron was appointed Interim Chair of the Board, effective immediately.

On May 5, 2026, Yair Malca resigned from his position as Chief Financial Officer of the Company and its subsidiary Invasix, Inc., a Delaware corporation, effective immediately. The Company and the Board are grateful to Mr. Malca for his service. Mr. Malca’s departure is not the result of any disagreement with the Company on any matter relating to its financial statements, internal control over financial reporting, operations, policies or practices.

Mr. Malca will serve as a consultant to the Company, providing services for a period of at least six months (the “Transition Period”) in order to ensure an orderly transition. During the Transition Period, Mr. Malca will receive his full salary, including insurance and fringe benefits.

Share Repurchase Plan

On March 13, 2026, our Board authorized the repurchase of up to 10% of the Company’s outstanding ordinary shares, par value NIS 0.01 per ordinary share (“Ordinary Shares”), in accordance with the terms of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or pursuant to an accelerated share repurchase program.

The Company’s Chief Executive Officer and Chief Financial Officer were authorized by the Board to cause the Company to repurchase, from time to time, in the open market or otherwise, Ordinary Shares in quantities, at such prices, in such manner and on such terms and conditions as determined to be in the best interests of the Company.

As of March 31, 2026, the Company repurchased 2.55 million shares at an average price per share of $13.65.

Restricted Stock Unit Share Withholding

From time to time, the Company may grant restricted stock units (“RSUs”) or other incentives pursuant to the terms of the Company’s 2018 Incentive Plan (the “Plan”). We withhold a number of Ordinary Shares associated with net share settlements to cover tax withholding obligations upon the vesting of RSU awards granted under the Plan. During the first quarter of 2026, we withheld 126,035 Ordinary Shares for a total value of approximately $1.80 million through net share settlements.

Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action (the “Securities Class Action”) in the United States District Court for the Central District of California (the “Court”), captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On April 16, 2024, multiple shareholders moved to be appointed lead plaintiff. On December 4, 2024, the Court entered an order appointing a group of shareholder funds as the lead plaintiffs. On January 31, 2025, the lead plaintiffs filed an amended complaint. The amended complaint purportedly brings claims on behalf of purchasers of Ordinary Shares between February 18, 2020 and December 6, 2023, inclusive.

On April 11, 2025, the Company filed a motion to dismiss the amended complaint, asserting, among other arguments, that the allegations in the amended complaint are legally insufficient and fail to support the lead plaintiffs’ claims. On June 20, 2025, the lead plaintiffs filed an opposition to the Company’s motion to dismiss, and on July 21, 2025, the Company filed a reply in support of its motion to dismiss. The motion to dismiss is fully briefed as of July 21, 2025 and remains pending before the Court. On September 12, 2025, the Court entered an order dismissing 19 of the 24 statements put forth by the plaintiffs and providing an opportunity to replead. On October 14, 2025, the plaintiffs filed a second amended complaint, which alleges the same claims and time period as the amended complaint. On December 5, 2025, the Company filed a motion to dismiss the second amended complaint; on January 26, 2026, the lead plaintiffs filed an opposition to the Company’s motion to dismiss; and on February 26, 2026, the Company filed its reply in support of its motion to dismiss. On April 20, 2026, the Court took the motion to dismiss under submission and informed the parties that it could decide the matter without oral argument. The motion to dismiss remains pending.

As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in the Securities Class Action, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to continue to deny the allegations of wrongdoing and vigorously defend against the claims in the Securities Class Action.

Exhibit No.	Description of Exhibit
99.1	Press Release dated May 6, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer
May 6, 2026